December 13, 2017

Via EDGAR

Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds)

File Nos. 811-05426 and 033-19338

Dear Ms. Rossotto:

Below are responses to your comments, which we discussed on November 27, 2017 regarding Post-Effective Amendment No. 164 (the “Amendment”) to the AIM Investment Funds’ (Invesco Investment Funds’) (the “Registrant”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 4, 2017, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 18, 2017. The purpose of the Amendment is to register a new fund, Invesco U.S. Managed Volatility Fund (the “Fund”). These comments and responses apply to Class R6 Shares of the Fund. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.

PROSPECTUS COMMENTS

1.	Comment: Is Invesco U.S. Managed Volatility Fund an index fund? The disclosure seems to imply that it is a straight forward index fund. If not, please clarify the disclosure to fully explain the strategy.

Response: Invesco U.S. Managed Volatility Fund is an actively managed fund; however, it currently has an index component to it. Specifically, the portfolio managers currently intend to manage the portion of the Fund that invests in U.S. large cap stocks by seeking to track a proprietary index, the Invesco U.S. Large Cap Index. If the Fund’s portfolio hits a certain volatility level, however, the managed futures aspect of the Fund will be implemented. The managed futures aspect of the Fund’s portfolio is currently the active management component of the Fund, although the Fund has other active management components as well in that, as stated in the prospectus, “[t]he Fund is not required to invest in the securities comprising the Invesco US Large Cap Index,” and the portfolio managers may take temporary defensive positions. In order to further clarify that the Fund is an actively managed fund with an indexing component,

Karen Rossotto

December 13, 2017

however, the prospectus disclosure will be revised as follows (underlined portion shows additional language):

“Although the Fund is actively managed, the Fund’s equity exposure may include investments in U.S. large cap securities that comprise the Invesco US Large Cap Index.”

2.	Comment: With respect to the Shareholder Fees table, include, if applicable, disclosure whether, and to what extent, the Adviser may recoup any advisory fees that it has contractually agreed to waive and/or reimburse.

Response: The Registrant confirms that no recoupment policies are in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

3.	Comment: With respect to the Fund’s use of derivatives, please supplementally explain how such derivatives will be valued for purposes of the 80% test (i.e., notional, marked to market, or some other means).

Response: The Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its 80% investment requirement.

4.	Comment: Please disclose what are “other instruments”, as mentioned under the headings “Principal Investment Strategies of the Fund” and “Investment Objective(s), Strategies, Risks and Portfolio Holdings”. Also, disclose all securities that are principal investment strategies of the Fund.

Response: As noted in footnote 13 to the adopting release to Rule 35d-1 under the 1940 Act:

“an investment company with a name that suggests that the company focuses its investments in a particular type of investment [must] invest at least 80% of its assets in the indicated investments…. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (emphasis added.)

Consistent with footnote 13 to the adopting release to Rule 35d-1, the Fund has adopted an 80% policy that permits it to invest in securities of U.S. issuers, and in derivatives and other instruments that have economic characteristics similar to such securities. “Other instruments” are intended to refer to other synthetic instruments that are not derivatives, such as depositary receipts. Because the Fund does not currently intend to invest in other instruments that have economic characteristics similar to the type of securities suggested by its name, other than the derivative instruments currently disclosed in the prospectus, specifically describing such other instruments in the prospectus would not be appropriate at this time (as they are not principal strategies), and the Registrant respectfully declines to make the requested change.

Karen Rossotto

December 13, 2017

The Registrant confirms that all securities that are currently principal investment strategies of the Fund are disclosed in the Fund’s prospectus. In addition, the Registrant believes it is appropriate to retain the reference to “other instruments” in its 80% policy, even though no such other instruments are currently anticipated to be used as principal strategies, because the portfolio managers would like to retain the flexibility to invest in such other instruments at any time.

5.	Comment: Please disclose what “on a consolidated basis” means, which is found under the headings “Principal Investment Strategies of the Fund” and “Investment Objective(s), Strategies, Risks and Portfolio Holdings”.

Response: The relevant disclosure will be revised as follows to refer to the issuer’s “consolidated subsidiaries” (underlined portion shows additional language; strikethrough portion shows removed language):

“The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) it (alone or ~~on a~~ through its consolidated ~~basis~~ subsidiaries) ~~it~~ derives 50% or more of its annual revenue from goods produced, sales made, or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in, the U.S.”

6.	Comment: Disclosure found under the headings “Principal Investment Strategies of the Fund” and “Investment Objective(s), Strategies, Risks and Portfolio Holdings” indicates that an issuer that is organized under the laws of, or has a principal office in the U.S. will be considered a U.S. issuer. Supplementally explain why these criteria make an issuer a U.S. issuer.

Response: As originally proposed by the Commission, Rule 35d-1 under the 1940 Act would have required an investment company whose name indicated investment in a particular country or geographic region to meet one of three specified criteria. The Commission indicated in the adopting release to Rule 35d-1 that these criteria, although not part of the final rule, were still valid to determine whether the 80% requirement of Rule 35d-1 was met. The Commission noted:

“Specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.” (emphasis added).

The first criterion established by the Commission requires a fund to consider whether a company is “organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain[s] [its] principal place of business in that country or region” when making the determination of whether the company is tied economically

Karen Rossotto

December 13, 2017

to a particular country or geographic region. This criterion included in the adopting release to Rule 35d-1 is materially identical to the formulation used by the Fund and is therefore appropriate for the Fund to use when determining whether an issuer is a U.S. issuer.

7.	Comment: Please confirm the type of derivative instruments the Fund anticipates using as part of its investment strategy and tailor the “Derivatives Risk” to reflect the type of derivatives used. If the derivatives are used for hedging or to gain or limit exposure to a particular market segment, please disclose this in the prospectus strategy sections.

Response: As currently disclosed in the prospectus:

“The Adviser also employs a risk management process intended to manage the volatility level of the Fund’s annual returns. The volatility management strategy seeks to stabilize the volatility of the Fund and to reduce the downside risk of the Fund during periods of significant and sustained market declines. To implement this strategy, the Adviser will sell short exchange-traded futures contracts in periods of high market volatility when the forecasted annualized volatility level of the Fund’s returns is expected to exceed a target volatility level (the threshold volatility level). The Adviser may sell short futures contracts as often as daily to lower the Fund’s expected volatility level but does not expect to sell short futures contracts when the Fund’s volatility level is below the threshold volatility level.”

In addition, the Registrant believes that the “Derivatives Risk” disclosure provides specific uses and risks regarding the derivatives in which the Fund will invest and is consistent with applicable standards.

8.	Comment: Please include disclosure in the strategy section of the prospectus describing the Invesco U.S. Large Cap Index and also disclose the number of securities in this index, whether the index consists only of U.S. securities, and when the index will be reconstituted.

Response: The Registrant notes that a description of the Invesco U.S. Large Cap Index is currently provided in the strategy section as follows:

“The Invesco US Large Cap Index is a broad-based benchmark of U.S. large cap equities measuring the aggregate performance of the largest companies in the U.S. where each stock is weighted proportionally to its market capitalization. The Invesco US Large Cap Index is sponsored by Invesco Indexing LLC, which is affiliated with the Adviser.”

In addition, the Registrant will include the following information to specify the number of securities in the index and the frequency in which it is reconstituted:

“Currently, the Invesco U.S. Large Cap Index includes 381 separate stocks as of September 30, 2017; however, this number is subject to change. The Invesco U.S. Large Cap Index is reconstituted annually with maintenance rebalances quarterly.”

Karen Rossotto

December 13, 2017

9.	Comment: Under the headings “Principal Investment Strategies of the Fund” and “Investment Objective(s), Strategies, Risks and Portfolio Holdings”, please clarify in the disclosure if the Adviser employs a risk management strategy or a volatility management strategy.

Response: For clarity, the relevant disclosure will be revised as follows (underlined portion shows additional language; strikethrough portion shows removed language):

“The Adviser also employs a volatility management strategy that is ~~risk management process~~ intended to manage the volatility level of the Fund’s annual returns.”

10. Comment: (1) With respect to the disclosure found in the paragraph above, explain supplementally how short selling works as a strategy of the Fund. (2) Also, if the Fund does implement this strategy please confirm that the fee table would be updated. (3) Please define “short sales” in the prospectus.

Response:

(1)	The Fund does not engage in short selling of securities, rather the Fund sells short exchange-traded futures contracts in order to enable the portfolio managers to obtain inverse exposure to the U.S. large cap equity market in order to implement the volatility management strategy discussed above. This means that, in a bear market, the short selling is intended to reduce downside risk in the U.S. large cap equity market, and in a bull market, the short selling may limit the Fund’s gains in the U.S. large cap equity market; in either case, the strategy is intended to manage the volatility level of the Fund’s annual returns below the threshold volatility level.

(2)	The Registrant represents that if the Fund incurs dividend and interest expenses on securities sold short, the fee table will be updated, as applicable.

(3)	The Fund does not engage in actual short sales of securities, rather the Fund sells short exchange-traded futures contracts to manage the Fund’s volatility, as discussed above. As such, the Registrant respectfully declines to add disclosure regarding short sales of securities to the Fund’s prospectus.

11.	Comment: With respect to the Fund’s “Depositary Receipts Risk”, please confirm if ADRs are a principal investment strategy and supplementally explain how a foreign issuer of an ADR has U.S. ties. If the Fund may invest in ADRs as a principal strategy, add “Foreign Securities Risk” and include foreign securities disclosure in the strategy section. If the fund invests in unsponsored ADRs, please also disclose.

Karen Rossotto

December 13, 2017

Response: The Fund is not currently expected to invest in depositary receipts as a principal investment strategy; therefore, Depositary Receipts Risk will be removed from the prospectus.

12.	Comment: With respect to the disclosure in the Fund’s “Derivatives Risk”, confirm if derivatives will be used for hedging or to gain or limit exposure to a particular market segment. If so, please disclose this in the strategy section.

Response: The strategy section of the prospectus provides as follows: “The volatility management strategy seeks to stabilize the volatility of the Fund and to reduce the downside risk of the Fund during periods of significant and sustained market declines.”

13.	Comment: With respect to the disclosure in the Fund’s “Sampling Risk”, please define the term “Indexed Assets.”

Response: Registrant notes that “Indexed Assets” is already defined under “Sampling Risk” as “assets managed pursuant to an indexing approach (Indexed Assets).”

14.	Comment: With respect to the Fund’s “Short Position Risk”, the following sentence makes it appear that the Fund will be using more than just futures. The sentence reads, “If the Fund holds both long and short positions, and both positions decline simultaneously, the short positions will not provide any buffer (hedge) from declines in value of the Fund’s long positions.” If the Fund will be using more than futures, please make sure that the Fund’s derivatives policy properly describes this.

Response: It is not currently contemplated that the Fund will use any derivatives besides futures. In addition, the Registrant believes the risk disclosure appropriately describes the risks of investing in the Fund, as the Fund will hold both long (U.S. large cap equities) and short (futures) positions, which could decline simultaneously.

15.	Comment: With respect to the disclosure in the Fund’s “Volatility Management Risk”, please confirm if the Fund will use volatility management to meet its objective. If so, please disclose this in the prospectus strategy section.

Response: As currently disclosed in the prospectus, “[t]he Fund’s investment objective is to provide capital appreciation while managing portfolio volatility.” In addition, Registrant notes that the current strategy disclosure discusses the volatility management strategy (see comment 9 above).

16.	Comment: Under the headings “Investment Objective(s), Strategies, Risks and Portfolio Holdings”, please provide appropriate disclosure pursuant to Rule 35d-1 regarding notice to shareholders of a change in the Fund’s 80% policy.

Response: Registrant has added the following disclosure:

Karen Rossotto

December 13, 2017

“This policy may be changed by the Board, but no change is anticipated. If the Fund’s policy changes, the Fund will notify shareholders at least 60 days prior to implementation of the change.”

17.	Comment: In the paragraph under the heading “Performance Information”, please include language to comply with 4(b)(2)(i)

Response: Registrant will include the following disclosure as a second paragraph under the heading “Performance Information.”

“When performance information is available, such information will be posted on the Fund’s Web site at www.invesco.com/us.”

18.	Comment: Include in the prospectus disclosure that indicates when the Fund will sell a security.

Response: The Registrant notes that the volatility management strategy appropriately discusses when the Fund will sell exchange-traded futures contracts to manage volatility. To clarify that sell decisions of the U.S. large cap equity sleeve of the Fund are generally tied to the index, the following disclosure will be added to the prospectus:

“Buy and sell decisions for the Fund’s U.S. large cap equity investments are generally a function of changes in the Invesco U.S. Large Cap Index rather than independent decisions made by the investment team.”

19.	Comment: Under the heading “Adviser Compensation”, please indicate which report and the date of such report, that will include the disclosure regarding the basis for the Board’s approval of the investment advisory agreement and investment sub-advisory agreements of the Fund.

Response: Registrant has modified the language to read as follows (underlined portion shows additional language):

“When issued, a discussion regarding the basis for the Board’s approval of the investment advisory agreement and investment sub-advisory agreements of the Fund will be available in the Fund’s most recent semi-annual report to shareholders for the period ended April 30.”

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS

Short Sales- Investment Techniques (p. 31)

20.	Comment: Please include the disclosure found in the SAI under the heading “Short Sales” in the prospectus.

Karen Rossotto

December 13, 2017

Response: Please see response to comment 10 above.

Forward Foreign Currency Contracts (p. 49)

21.	Comment: Registrant’s SAI states that “The Fund will comply with guidelines established by the SEC with respect to “cover” requirements of forward foreign currency contracts”. Please confirm that the Fund will comply with cover requirements for all types of derivatives.

Response: The Registrant confirms that the Fund will comply with applicable cover requirements for all types of derivatives.

Fund Policies – Fundamental and Non-Fundamental Restrictions (p. 50, 51 and 52)

22.	Comment:

(1) Relative to Fundamental Restriction #4, regarding sub-item (ii) tax-exempt obligations issued by governments or political sub-divisions of governments, include in the related non-fundamental restriction #3 the “carve out” for municipals bonds (used in financing a project) included in the industry for that particular project.

Response: The Registrant respectfully declines to include additional disclosure in non-fundamental restriction #3 at this time since it has not been approved by the Board. The Registrant will consider this comment and, if deemed appropriate, will include additional disclosure in non-fundamental restriction #3 following Board approval.

(2) Relative to Non-Fundamental Investment Restriction #3 regarding industry concentration, include standard “carve out” language similar to what is found under Fundamental Investment Restriction #1 regarding the 1940 Act rules and regulations.

Response: The Registrant respectfully declines to include additional disclosure in non-fundamental restriction #3 at this time. The Registrant will consider this comment and, if deemed appropriate, will include additional disclosure in non-fundamental restriction #3 following Board approval.

(3) Relative to the Non-Fundamental Restrictions listed on pg. 51-52, include a non-fundamental restriction regarding the Fund’s policy on commodities as the last Non-Fundamental Restriction.

Response: The Board has not approved a non-fundamental restriction related to the Fund’s commodities restriction and therefore the Registrant respectfully declines to include such a non-fundamental restriction at this time. The Registrant will consider this comment and, if deemed appropriate, will add a non-fundamental restriction related to the fundamental commodities restriction following Board approval.

Karen Rossotto

December 13, 2017

23.	Comment: Under the heading “Appendix H - Portfolio Managers” in the Statement of Additional Information, please note if the accounts managed had a performance fee.

Response: The Fund will add disclosure (underlined) to the paragraph below:

“Finally, the appearance of a conflict of interest may arise where the Adviser or Sub-Adviser has an incentive, such as a performance-based management fee, which relates to the management of one Fund or account but not all Funds and accounts for which a portfolio manager has day-to-day management responsibilities. None of the Invesco Fund accounts managed has a performance fee.”

Please do not hesitate to contact me at 713-214-1968, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Stephen R. Rimes

Stephen R. Rimes, Esq.

Counsel